SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )


                      American Bancorp of New Jersey, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    02407E104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    Sy Jacobs
                            c/o JAM Managers, L.L.C.
                                 One 5th Avenue
                            New York, New York 10003
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 15, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No.  02407E104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JAM Partners, L.P. - 13-3810784

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     679,125

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     679,125

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     679,125

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.25%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  02407E104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JAM Managers, L.L.C. - 13-4063169

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     679,125

9.   SOLE DISPOSITIVE POWER



10.  SHARED DISPOSITIVE POWER

     679,125

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     679,125

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.25%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.  02407E104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Sy Jacobs

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     679,125

9.   SOLE DISPOSITIVE POWER



10.  SHARED DISPOSITIVE POWER

     679,125

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     679,125

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.53%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  02407E104
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is the Common Stock, $0.10 par value per share (the "Common Stock"), of American Bancorp of New Jersey, Inc. ("American Bancorp of New Jersey"). American Bancorp of New Jersey is a New Jersey corporation with its principal executive offices located at 365 Broad Street, Bloomfield, NJ 07003.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed by (i) JAM Partners, L.P., a Delaware limited partnership ("JAM Partners"), (ii) JAM Managers L.L.C., a Delaware limited liability company ("JAM Managers") and (iii) Sy Jacobs, a citizen of the United States of America ("Jacobs"). These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

     (b) The business office of JAM Partners, JAM Managers L.L.C., and Jacobs is One Fifth Avenue, New York, New York 10003.

     (c) JAM Partners is an investment fund, JAM Managers is the general partner of JAM Partners, and Jacobs is a managing member of JAM Managers.

     (d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

With respect to all Reporting Persons, the source of funds used in making the purchases was working capital.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

Except as set forth above, the Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

This Schedule 13D is being filed by the Reporting Persons to affirmatively disclaim being a "group" for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

The Reporting Persons believe that the filing of this Schedule 13D is not required pursuant to the Securities Exchange Act of 1934, as amended, or the regulations and rules promulgated thereunder. However, the Reporting Persons are filing this Schedule 13D on a voluntary basis. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person filing this Schedule 13D is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (a) As of December 11, 2008, 10,859,692 shares of American Bancorp of New Jersey's Common Stock were outstanding (as disclosed on American Bancorp of New Jersey's Form 10-K dated December 12, 2008). The aggregate number and percentage of Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this Schedule 13D.

     (b) The number of shares of Class A Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

     (c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that may be deemed to be beneficially owned by each Reporting Person during the past 60 days are set forth in Schedule B and were all effected in broker transactions.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have agreed to share the legal expenses associated with preparing this Schedule 13D and to jointly file this Schedule 13D.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit No.  Description

A Joint Filing Agreement among the Reporting Persons dated as of December 24, 2008.

B            Transactions in the Shares of the Issuer by the Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SIGNATURE

                                           SY JACOBS


                                           /s/ Sy Jacobs
                                           -------------------------------
                                               Sy Jacobs


                                           JAM PARTNERS, L.P.


                                           By:  JAM Managers L.L.C.
                                                General Manager

                                           By:    /s/ Sy Jacobs
                                           -------------------------------
                                           Name:   Sy Jacobs
                                           Title:  Managing Member



                                           JAM MANAGERS L.L.C.

                                           By:  /s/ Sy Jacobs
                                           ---------------------------
                                           Name:   Sy Jacobs
                                           Title:  Managing Member

                                                                       Exhibit A

                             Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock, $0.10 par value per share, of American Bancorp of New Jersey, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 24th day of December, 2008.

JAM PARTNERS, L.P.

By:  JAM Managers L.L.C., its general partner

By:  /s/ Sy Jacobs
-------------------------------
Name:  Sy Jacobs
Title:  Managing Member

JAM MANAGERS L.L.C.

By:  /s/ Sy Jacobs
-------------------------------
Name:  Sy Jacobs
Title:  Managing Member

SY JACOBS

By:  /s/ Sy Jacobs
-------------------------------
Name:  Sy Jacobs

                                                                       Exhibit B



                           TRANSACTIONS IN THE SHARES


                               JAM Partners, L.P.

Date of Transaction            Quantity Purchased (Sold)             Unit Cost
-------------------            -------------------------             ---------

10/22/08                                  100                          9.05
10/28/08                                5,200                          8.80
12/15/08                               71,192                         11.25
12/15/08                               25,000                         11.25
12/15/08                                5,737                         11.22
12/16/08                               10,571                         11.23
12/16/08                                1,445                         11.21
12/19/08                               25,000                         11.44

                              JAM Managers, L.L.C.

Date of Transaction            Quantity Purchased (Sold)             Unit Cost
-------------------            -------------------------             ---------

10/22/08                                  100                          9.05
10/28/08                                5,200                          8.80
12/15/08                               71,192                         11.25
12/15/08                               25,000                         11.25
12/15/08                                5,737                         11.22
12/16/08                               10,571                         11.23
12/16/08                                1,445                         11.21
12/19/08                               25,000                         11.44


                                    Sy Jacobs

Date of Transaction            Quantity Purchased (Sold)             Unit Cost
-------------------            -------------------------             ---------

10/22/08                                  100                          9.05
10/28/08                                5,200                          8.80
12/15/08                               71,192                         11.25
12/15/08                               25,000                         11.25
12/15/08                                5,737                         11.22
12/16/08                               10,571                         11.23
12/16/08                                1,445                         11.21
12/19/08                               25,000                         11.44



SK 01252 0001 950307